================================================================================

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                         For the month of November, 2002

                          Commission File Number 1-7616

                               PIONEER CORPORATION
                 (Translation of registrant's name into English)


              4-1, MEGURO 1-CHOME, MEGURO-KU, TOKYO 153-8654, JAPAN
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                              Form 20-F  X   Form 40-F
                                        ---            ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                     Yes     No
                                         ---    ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

================================================================================

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          PIONEER CORPORATION
                                          -------------------
                                          (Registrant)


Date: November 15, 2002


                                      By  /s/ Kaneo Ito
                                          ------------------------
                                          Kaneo Ito
                                          President and Representative Director



This report on Form 6-K contains the following:

1. An announcement released by the Company to the press in Japan dated October 30, 2002, concerning its second quarter and semiannual business results for the period ended September 30, 2002.

                                                          FOR IMMEDIATE RELEASE
                                                                OCTOBER 30, 2002


     PIONEER ANNOUNCES SECOND-QUARTER AND SEMIANNUAL RESULTS FOR FISCAL 2003


TOKYO -- Pioneer Corporation today announced its consolidated second-quarter and semiannual business results, and parent-only semiannual results, for the period ended September 30, 2002.


CONSOLIDATED FINANCIAL HIGHLIGHTS


                                                        (In millions of yen except per share information)
                                                ---------------------------------------------------------------------
                                                     Second quarter ended                     Six months ended
                                                         September 30                           September 30
                                                -------------------------------        ------------------------------
                                                                         % to                                   % to
                                                 2002          2001      prior           2002          2001     prior
                                                                         year                                   year
                                                -------       -------    ------        -------       -------    ------
Operating revenue                               167,350       163,169    102.6         333,294       303,552    109.8
Operating income                                  6,355         5,408    117.5          13,989        10,569    132.4
Income before income taxes                        5,710         3,635    157.1          11,008         8,977    122.6
Net income                                        2,970         1,818    163.4           5,664         4,823    117.4

    Net income per share:
      Basic                                       16.57         10.10                    31.53         26.79
      Diluted                                     16.57         10.10                    31.53         26.79

Note: Effective this fiscal 2003, the Company adopted the EITF (Emerging Issues Task Force) 01-9 "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)". The adoption results in a reduction in net sales and a corresponding decrease in selling, general and administrative expenses, with no effect on operating income. Previous figures for the corresponding period have been reclassified to conform to this presentation.

CONSOLIDATED BUSINESS RESULTS


The second quarter of fiscal 2003, ended September 30, 2002, saw operating revenue at 167,350 million yen (US$1,360.6 million), up 2.6% from the same period in the previous year. The average value of the yen was up 2.1% against the U.S. dollar and down 7.7% against the euro from the same period in the previous year.


HOME ELECTRONICS sales increased 1.1% to 51,288 million yen (US$417.0 million). In Japan, sales jumped 28.8% to 14,062 million yen (US$114.3 million) mainly because of strong sales of plasma displays for home use, and an increase of home telephone sales. Overseas, sales decreased 6.5% to 37,226 million yen (US$302.7 million) due to substantial decrease in sales of DVD players in North America and compact stereo systems and digital broadcast set-top boxes in Europe, which more than offset increased sales of plasma displays for home use worldwide and digital cable-TV set-top boxes in North America.


CAR ELECTRONICS sales increased 11.6% to 68,530 million yen (US$557.2 million). In Japan, sales rose 14.5% to 24,682 million yen (US$200.7 million) on the strength of continued sales in the consumer market of our car navigation systems, both hard disk drive (HDD) and DVD models. Overseas, sales also increased 9.9% to 43,848 million yen (US$356.5 million), mainly in car audio products - especially car CD players - to consumer markets, and in North America, to automobile manufacturers.


Royalty revenue from PATENT LICENSING decreased 48.8% to 2,926 million yen (US$23.8 million). This is because in the corresponding period last year there was a lump-sum royalty revenue from a royalty settlement with a licensee. In addition, the Company's optical disc-related patents expired in certain regions.


OTHERS sales amounted to 44,606 million yen (US$362.6 million), almost the same as the corresponding period last year. In Japan, sales increased 8.8% to 22,968 million yen (US$186.7 million), largely as a result of substantial growth in sales of DVD-R/RW drives to personal computer (PC) makers and devices for optical disc-related products, offsetting the large decrease in sales of factory automation systems. Overseas sales decreased 10.6% to 21,638 million yen (US$175.9 million), as sales of optical disc-manufacturing systems in Asia declined to a great extent.

Operating income increased 17.5% from the same period in the previous year to 6,355 million yen (US$51.7 million). The increase is mainly attributable to increased overall sales as well as decreased advertising and other selling expenses, despite a decrease of profit from Patent Licensing as a result of a decline in royalty revenue. Net income came to 2,970 million yen (US$24.1 million), up 63.4% from 1,818 million yen posted the same period last year. This mainly resulted from, in addition to increased operating income, foreign exchange gains and a lower ratio of income taxes to pre-tax income, despite increased equity in losses of affiliated companies.

Both basic and diluted net income per share of common stock were 16.57 yen (US$0.13), compared with 10.10 yen for the same period in the previous year.

Semiannual results - Consolidated operating revenue for the six-month period ended September 30, 2002, was 333,294 million yen (US$2,709.7 million), up 9.8% from the same period last year. Net income for the period was 5,664 million yen (US$46.0 million), up 17.4% from 4,823 million yen posted the corresponding period last year.

Both basic and diluted net income per share of common stock were 31.53 yen (US$0.26), compared with 26.79 yen for the same period in the previous year.


CASH FLOWS

With regard to cash flows for this second quarter, 10,064 million yen (US$81.8 million) in cash was used in investing activities such as capital expenditures, while 20,112 million yen (US$163.5 million) in cash was generated from operating activities, due mainly to net income, depreciation and amortization as well as a decrease in trade receivables. The result was positive free cash flow of 10,048 million yen (US$81.7 million).


INTERIM DIVIDEND

The Board of Directors has determined an interim dividend of 7.5 yen (US$0.06) per share of common stock, the same amount as last year, for shareholders of record as of September 30, 2002 (Japan time).


ADDRESSING CURRENT CHALLENGES

We continue to face slow economies in major markets such as Japan, North America and Europe, as well as intense price competition for the Company's major products. Under these circumstances, Pioneer is implementing a "select and focus" policy to improve profitability and management efficiency. For example, we are restructuring the Pioneer group business by such measures as converting an optical disc production line to a plasma display line and transferring shares and business of our karaoke-related subsidiaries to a third party. This leads the Company to focus management resources on strategic businesses.

We are promoting our DVD business by emphasizing higher value-added products such as DVD recorders and DVD-R/RW drives for PCs. Starting this fall, we plan to introduce in Japan two types of DVD recorders - an affordably priced model and another model with an HDD having capacity to store up to 102 hours of recorded video. As for the DVD-R/RW drives for PCs currently popular in the market, we are continuing our efforts to expand our market share and gain a competitive edge by introducing new products capable of faster disc recording.

In the plasma display business, we started construction of a third production line to serve rapidly expanding demand. This should increase the total production capacity up to an estimated 250,000 units per year when the line is completed in fall 2003. Furthermore, we plan to expand this capacity to more than 500,000 units per year after production begins on our fourth line, which we will start constructing in spring 2003. Also, we are constantly developing new display panels that enhance our already-outstanding picture quality as well as reducing manufacturing costs, thereby differentiating our products from those of our competitors in the plasma display market.

In our car electronics business, we continue to reinforce our leading position in the market. In the field of car navigation, our advanced HDD models and affordably priced, easy-to-operate DVD models are enjoying excellent reputations in the consumer market. In November 2002, we plan to introduce in the Japanese consumer market the world's first car navigation system that incorporates a data communication module for updating maps and traffic data using cellular phone networks. The navigation system also enables e-mail use, and makes shopping, restaurant, weather forecast and other convenient information readily accessible. In order to stimulate consumer demand, we continue to introduce innovative car electronics products that distinguish themselves from those of our competitors.

Pioneer is advancing other major initiatives. We are taking various cost-reduction measures, by expanding production in China, while reviewing and optimizing our overall production on a global scale, for example. Moreover, the Company is in the process of implementing a supply-chain management system designed to help control consolidated inventories across the Pioneer group worldwide. This should reduce overall inventories and improve consolidated cash flows.


CONSOLIDATED BUSINESS FORECASTS FOR FISCAL 2003

Assuming that the yen-U.S. dollar and the yen-euro exchange rates average 122 yen and 120 yen, respectively, until the end of fiscal 2003, ending March 31, 2003, we have revised upward our consolidated business forecasts for fiscal 2003, from those announced in April 2002, as follows:


                                         Revised
                                       projections               Previous projections                Results
                                     for fiscal 2003               for fiscal 2003               for fiscal 2002
                                   -------------------           --------------------          -------------------
Operating revenue                  720,000 million yen            720,000 million yen          662,125 million yen
Operating income                    31,000 million yen             25,000 million yen           21,281 million yen
Income before income
 taxes                              25,000 million yen             22,000 million yen           15,343 million yen
Net income                          12,500 million yen             11,000 million yen            8,047 million yen
Net income per share                         69.81 yen                      61.09 yen                    44.70 yen
                                   ===================            ===================          ===================

Note: Effective this fiscal 2003, the Company adopted the EITF (Emerging Issues Task Force) 01-9 "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)". The adoption results in a reduction in net sales and a corresponding decrease in selling, general and administrative expenses, with no effect on operating income. Operating revenue for fiscal 2002 has been reclassified to conform to this presentation.

As for operating revenue, we project the same figure as we did in April. Sales of our car navigation systems in Japan are increasing more than we initially anticipated, and our major products, plasma displays and DVD recorders are expected to do well, while sales of our DVD-ROM drives and, in Europe, digital broadcast set-top boxes will be lower than initially expected.

As for profit, we project an operating income increase of Car Electronics business due to strong sales of car navigation systems in Japan.

Also we expect to benefit from the increased efficiency at the second plasma display production line, reduced production costs at plants in China, and overall cost reductions throughout the Pioneer group, mainly in selling, general, and administrative expenses worldwide.


CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

Statements made in this release with respect to our current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about our future performance. These statements are based on management's assumptions and beliefs in light of the information currently available to it. We caution that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not rely on the belief that it is our obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We disclaim any such obligation. Risks and uncertainties that might affect us include, but are not limited to, (i) general economic conditions in our markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the yen and the U.S. dollar, euro, and other currencies in which we make significant sales or in which our assets and liabilities are denominated; (iii) our ability to continue to design and develop and win acceptance of our products and services, which are offered in highly competitive markets characterized by continual new product introductions, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to implement successfully our business strategies; (v) our ability to compete and develop and implement successful sales and distribution strategies in light of technological developments in and affecting our businesses; (vi) our continued ability to devote sufficient resources to research and development, and capital expenditure; (vii) our ability to continuously enhance our brand image; (viii) the success of our joint ventures and alliances; and (ix) the outcome of contingencies.


CORPORATE POLICY

We regard customer satisfaction as the most important factor in our corporate policy. Based on this consideration, we develop and provide advanced, high-quality, and value-added electronics products that deliver pleasure, comfort and convenience. This keeps us faithful to our corporate philosophy, "Move the Heart and Touch the Soul."

In accordance with these values, we aim to achieve the following medium-term objectives.

-  To become a leader in the DVD industry

- To establish a presence in the market for plasma and organic electroluminescent (OEL) displays

-  To develop and strengthen a line of network-related products

-  To expand our key device business and develop our key technologies


Today, the DVD-related products and plasma display sectors have grown to become our core businesses. The Pioneer group will continue implementing a range of measures to realize its goals.


DIVIDEND POLICY

Pioneer management regards distribution of profits - the dividend payment - as one of its important objectives. Pioneer expects to continue stable dividend payment and determine the most appropriate dividend according to comprehensive mid- and long-term consolidated business results, and financial conditions and other factors.

THE PROCESS OF BETTER MANAGEMENT

The corporate executive officer system that we introduced in 1999 continues to speed up decision-making and improve management efficiency. In June 2002, at the Pioneer Ordinary General Meeting of Shareholders, we appointed a person from outside the Company to our Board of Directors. This new member's evaluation and advice should contribute to management reviews, enhance compliance, and improve corporate governance. In September 2002, the Pioneer board created the Group Executive Committee, to evaluate and determine Pioneer group business strategies.


OTHER IMPORTANT REMARKS

Pioneer Corporation purchased a total of 1,610,000 of its own shares in August 2002. Of this purchase, 518,400 shares will be utilized for a share exchange in November 2002, when Pioneer makes Towada Electronic Corporation (currently a consolidated subsidiary) a wholly owned subsidiary, as part of the group's restructuring initiatives.


Pioneer Corporation is one of the leading manufacturers of consumer- and business-use electronics products such as audio, video and car electronics on a global scale. Its shares are traded on the New York Stock Exchange (ticker symbol PIO), Euronext Amsterdam, Tokyo Stock Exchange, and Osaka Securities Exchange.


                                   # # # # # #


The U.S. dollar amounts in this release represent translation of Japanese yen, for convenience only, at the rate of 123 yen = US$1.00, the approximate rate prevailing on September 30, 2002.

Attached are (I) consolidated financial statements for the second quarter and the six months ended September 30, 2002, and (II) financial statements of the parent company for the six months ended September 30, 2002.

For further information, please contact:
Investor Relations Department, Corporate Communications Division
Pioneer Corporation, Tokyo
Phone: (03) 3495-6774 / Fax: (03) 3495-4301
E-mail: pioneer_ir@post.pioneer.co.jp
Website: http://www.pioneer.co.jp/

                                            Pioneer Corporation and Subsidiaries


I.   CONSOLIDATED FINANCIAL STATEMENTS OF PIONEER CORPORATION
     FOR THE SECOND QUARTER AND THE SIX MONTHS ENDED SEPTEMBER 30, 2002


(1)  OPERATING REVENUE BY SEGMENT

                                                                         (In millions of yen)
                                                   Second quarter ended September 30
                                   ----------------------------------------------------------
                                          2002                      2001
                                   -------------------       --------------------       % to
                                                 % to                        % to       prior
                                    Amount       Total        Amount        Total       year
                                   -------       -----       -------        -----       -----
  Domestic                          14,062         8.4        10,919          6.7       128.8
  Overseas                          37,226        22.2        39,794         24.4        93.5
                                   -------       -----       -------        -----       -----
Home Electronics                    51,288        30.6        50,713         31.1       101.1
                                   -------       -----       -------        -----       -----
  Domestic                          24,682        14.7        21,549         13.2       114.5
  Overseas                          43,848        26.3        39,881         24.4       109.9
                                   -------       -----       -------        -----       -----
Car Electronics                     68,530        41.0        61,430         37.6       111.6
                                   -------       -----       -------        -----       -----
  Domestic                               -           -             -            -           -
  Overseas                           2,926         1.7         5,715          3.5        51.2
                                   -------       -----       -------        -----       -----
Patent Licensing                     2,926         1.7         5,715          3.5        51.2
                                   -------       -----       -------        -----       -----
  Domestic                          22,968        13.8        21,102         12.9       108.8
  Overseas                          21,638        12.9        24,209         14.9        89.4
                                   -------       -----       -------        -----       -----
Others                              44,606        26.7        45,311         27.8        98.4
                                   -------       -----       -------        -----       -----
  Domestic                          61,712        36.9        53,570         32.8       115.2
  Overseas                         105,638        63.1       109,599         67.2        96.4
                                   -------       -----       -------        -----       -----
Total                              167,350       100.0       163,169        100.0       102.6
                                   =======       =====       =======        =====       =====




                                                     Six months ended September 30
                                   ----------------------------------------------------------
                                         2002                       2001
                                   -------------------       --------------------       % to
                                                 % to                       % to        prior
                                   Amount        Total       Amount         Total        year
                                   -------       -----       -------        -----       -----
  Domestic                          29,472         8.8        20,819          6.9       141.6
  Overseas                          67,303        20.2        69,208         22.8        97.2
                                   -------       -----       -------        -----       -----
Home Electronics                    96,775        29.0        90,027         29.7       107.5
                                   -------       -----       -------        -----       -----
  Domestic                          52,785        15.8        47,858         15.8       110.3
  Overseas                          91,977        27.6        77,251         25.4       119.1
                                   -------       -----       -------        -----       -----
Car Electronics                    144,762        43.4       125,109         41.2       115.7
                                   -------       -----       -------        -----       -----
  Domestic                               -           -             -            -           -
  Overseas                           6,044         1.8        10,467          3.4        57.7
                                   -------       -----       -------        -----       -----
Patent Licensing                     6,044         1.8        10,467          3.4        57.7
                                   -------       -----       -------        -----       -----
  Domestic                          45,459        13.7        37,869         12.4       120.0
  Overseas                          40,254        12.1        40,080         13.3       100.4
                                   -------       -----       -------        -----       -----
Others                              85,713        25.8        77,949         25.7       110.0
                                   -------       -----       -------        -----       -----
  Domestic                         127,716        38.3       106,546         35.1       119.9
  Overseas                         205,578        61.7       197,006         64.9       104.4
                                   -------       -----       -------        -----       -----
Total                              333,294       100.0       303,552        100.0       109.8
                                   =======       =====       =======        =====       =====

                                            Pioneer Corporation and Subsidiaries


(2)  CONSOLIDATED STATEMENTS OF INCOME


                                                                             (In millions of yen)
                                                   Second quarter ended        Six months ended
                                                      September 30               September 30
                                                   --------------------      --------------------
                                                    2002         2001         2002         2001
                                                    ----         ----         ----         ----
Operating revenue:
 Net sales                                         164,424      157,454      327,250      293,085
 Royalty revenue                                     2,926        5,715        6,044       10,467
                                                   -------      -------      -------      -------
                                                   167,350      163,169      333,294      303,552
                                                   -------      -------      -------      -------
Operating costs and expenses:
 Cost of sales                                     119,403      112,750      233,737      208,023
 Selling, general and administrative                41,592       45,011       85,568       84,960
                                                   -------      -------      -------      -------
                                                   160,995      157,761      319,305      292,983
                                                   -------      -------      -------      -------
Operating income                                     6,355        5,408       13,989       10,569
Other income (expenses):
 Interest income                                       491          887        1,007        2,002
 Foreign exchange gain (loss)                          392         (967)      (1,457)        (834)
 Interest expense                                     (831)        (867)      (1,379)      (1,752)
 Others, net                                          (697)        (826)      (1,152)      (1,008)
                                                   -------      -------      -------      -------
                                                      (645)      (1,773)      (2,981)      (1,592)
                                                   -------      -------      -------      -------
Income before income taxes                           5,710        3,635       11,008        8,977
Income taxes                                         1,467        1,644        3,453        3,689
Minority interest in income of subsidiaries             90         (163)         867         (395)
Equity in losses of affiliated companies            (1,363)         (10)      (2,758)         (70)
                                                   -------      -------      -------      -------
Net income                                           2,970        1,818        5,664        4,823
                                                   =======      =======      =======      =======

                                            Pioneer Corporation and Subsidiaries


(3)  CONSOLIDATED BALANCE SHEETS


                                                                          (In millions of yen)
                                                                  September 30
                                                              --------------------    March 31
                                                               2002         2001        2002
                                                              -------      -------    --------
ASSETS
Current assets:
 Cash and cash equivalents                                    140,412      101,946     127,113
 Available-for-sale securities                                      7        2,370       3,455
 Trade receivables, less allowance                            105,610      107,906     125,563
 Inventories                                                  106,801      120,832      96,910
 Others                                                        60,936       56,141      58,779
                                                              -------      -------     -------
    Total current assets                                      413,766      389,195     411,820
Investments and long-term receivables                          30,269       29,562      33,004
Property, plant and equipment, less depreciation              149,870      147,533     150,760
Intangible assets                                              14,023       19,129      15,561
Other assets                                                   33,673       26,490      33,984
                                                              -------      -------     -------
                                                              641,601      611,909     645,129
                                                              =======      =======     =======

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Short-term borrowings and current portion
  of long-term debt                                            45,500       53,336      48,418
 Trade payables                                                70,060       53,208      57,231
 Others                                                        90,776       85,502      88,661
                                                              -------      -------     -------
    Total current liabilities                                 206,336      192,046     194,310
Long-term debt                                                 35,112       36,071      35,677
Other long-term liabilities                                    48,567       32,476      48,895
Minority interests                                             18,079       18,623      19,244
Shareholders' equity:
 Common stock                                                  49,049       49,049      49,049
 Additional paid-in capital                                    82,060       82,010      82,010
 Retained earnings                                            245,018      238,818     240,692
 Accumulated other comprehensive income (loss)                (39,101)     (37,184)    (24,736)
 Treasury stock                                                (3,519)           -         (12)
    Total shareholders' equity                                333,507      332,693     347,003
                                                              -------      -------     -------
                                                              641,601      611,909     645,129
                                                              =======      =======     =======

Breakdown of accumulated other comprehensive income (loss)
 Minimum pension liability adjustments                        (20,015)     (11,379)    (20,487)
 Net unrealized holding gain on securities                      4,677        3,833       4,583
 Cumulative translation adjustments                           (23,763)     (29,638)     (8,832)
                                                              -------      -------     -------
 Total accumulated other comprehensive income (loss)          (39,101)     (37,184)    (24,736)
                                                              =======      =======     =======

                                            Pioneer Corporation and Subsidiaries

(4) CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                                                                                      (In millions of yen)

                                                                                   Accumulated
                                                  Additional                             Other                       Total
                                        Common       Paid-in      Retained       Comprehensive   Treasury    Shareholders'
                                         Stock       Capital      Earnings       Income (Loss)      Stock           Equity
--------------------------------------------------------------------------------------------------------------------------
Balance at March 31, 2001               48,843        81,458       235,345             (28,651)         -          336,995
Net income                                                           8,047                                           8,047
Other comprehensive income                                                               3,915                       3,915
Exercise of warrants                       206           206                                                           412
Value ascribed to warrants
 and stock option                                        346                                                           346
Cash dividends
  (15.00 per share)                                                 (2,700)                                         (2,700)
Purchase and sale
 of treasury stock, net                                                                               (12)             (12)
--------------------------------------------------------------------------------------------------------------------------
Balance at March 31, 2002               49,049        82,010       240,692             (24,736)       (12)         347,003
==========================================================================================================================
Net income                                                           5,664                                           5,664
Other comprehensive
  Income (loss)                                                                        (14,365)                    (14,365)
Value ascribed to stock option                            50                                                            50
Cash dividends
  (7.50 per share)                                                  (1,338)                                         (1,338)
Repurchase of common stock                                                                         (3,507)          (3,507)
--------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 2002           49,049        82,060       245,018             (39,101)    (3,519)         333,507
==========================================================================================================================

                                            Pioneer Corporation and Subsidiaries


(5) CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                      (In millions of yen)

                                                                Second quarter ended              Six months ended
                                                                    September 30                    September 30
                                                               -----------------------        ------------------------
                                                                2002            2001           2002              2001
                                                               -------         -------        -------          -------

 I.  Operating activities:
     Net income                                                  2,970           1,818          5,664            4,823
     Depreciation and amortization                               8,398           7,998         16,813           16,152
     (Increase) decrease in trade receivables                    5,170          (4,977)        17,445            9,052
     Increase in inventories                                      (712)           (766)       (12,678)         (28,040)
     Increase (decrease) in trade payables                        (665)         (5,259)        14,244            7,786
     Other                                                       4,951           6,941            651           (4,812)
-----------------------------------------------------------    -------         -------        -------          -------
       Net cash provided by operating activities                20,112           5,755         42,139            4,961
-----------------------------------------------------------    -------         -------        -------          -------

II.  Investing activities:
     Payment for purchase of fixed assets                      (11,982)        (15,833)       (20,379)         (29,573)
     Other                                                       1,918           1,591          4,948            2,005
-----------------------------------------------------------    -------         -------        -------          -------
       Net cash used in investing activities                   (10,064)        (14,242)       (15,431)         (27,568)
-----------------------------------------------------------    -------         -------        -------          -------

III. Financing activities:
     Increase (decrease) in short-term borrowings
       and long-term debt                                       10,007           6,913         (3,205)           6,016
     Dividends paid                                               (156)            (73)        (1,350)          (1,349)
     Repurchase of common stock                                 (3,503)              -         (3,507)               -
     Other                                                          20             117           (171)             331
-----------------------------------------------------------    -------         -------        -------          -------
       Net cash provided by (used in)
        financing activities                                     6,368           6,957         (8,233)           4,998
-----------------------------------------------------------    -------         -------        -------          -------
Effect of exchange rate changes on cash
   and cash equivalents                                          1,450          (1,930)        (5,176)          (1,572)
-----------------------------------------------------------    -------         -------        --------         -------
Net increase (decrease) in cash and cash equivalents            17,866          (3,460)        13,299          (19,181)
Cash and cash equivalents at beginning of period               122,546         105,406        127,113          121,127
-----------------------------------------------------------    -------         -------        -------          -------
Cash and cash equivalents at end of period                     140,412         101,946        140,412          101,946
===========================================================    =======         =======        =======          =======

-----------------------------------------------------------    -------         -------        -------          -------
I + II Free cash flow                                           10,048          (8,487)        26,708          (22,607)
-----------------------------------------------------------    -------         -------        -------          -------

                                            Pioneer Corporation and Subsidiaries



(6)  SEGMENT INFORMATION

The following segment information is prepared pursuant to the regulations under the Securities and Exchange Law of Japan.

(Business Segments)

                                                                                                   (In millions of yen)
                                              Second quarter ended September 30
                                  ---------------------------------------------------------
                                              2002                           2001                   % to prior year
                                  --------------------------       ------------------------    ------------------------
                                  Operating        Operating       Operating      Operating    Operating      Operating
                                   revenue          income          revenue        income       revenue        income
                                  ---------        ---------       ---------      ---------    ---------      ---------
Home Electronics                     51,640           (2,196)         50,808         (6,512)       101.6              -
Car Electronics                      68,740            8,762          62,186          5,859        110.5          149.5
Patent Licensing                      3,698            2,588           6,310          5,575         58.6           46.4
Others                               55,799              128          58,648            897         95.1           14.3
                                    -------           ------         -------         ------        -----          -----
     Total                          179,877            9,282         177,952          5,819        101.1          159.5
Corporate and elimination           (12,527)          (2,927)        (14,783)          (411)           -              -
                                    -------           ------         -------         ------        -----          -----
Consolidated total                  167,350            6,355         163,169          5,408        102.6          117.5
                                    =======           ======         =======         ======        =====          =====


                                                                                                   (In millions of yen)
                                                 Six months ended September 30
                                  ---------------------------------------------------------
                                              2002                           2001                   % to prior year
                                  --------------------------       ------------------------    ------------------------
                                  Operating        Operating       Operating      Operating    Operating      Operating
                                   revenue          income          revenue        income       revenue        income
                                  ---------        ---------       ---------      ---------    ---------      ---------
Home Electronics                     97,282           (3,769)         90,557        (11,090)       107.4              -
Car Electronics                     145,428           16,498         126,247         10,813        115.2          152.6
Patent Licensing                      7,031            5,418          11,529          9,970         61.0           54.3
Others                              108,562           (1,437)        104,946            (43)       103.4              -
                                    -------           ------         -------        -------        -----          -----
     Total                          358,303           16,710         333,279          9,650        107.5          173.2
Corporate and elimination           (25,009)          (2,721)        (29,727)           919            -              -
                                    -------           ------         -------        -------        -----          -----
Consolidated total                  333,294           13,989         303,552         10,569        109.8          132.4
                                    =======           ======         =======        =======        =====          =====

                                            Pioneer Corporation and Subsidiaries



(Geographic Segments)

                                                                                                   (In millions of yen)
                                                 Six months ended September 30
                                  ---------------------------------------------------------
                                              2002                           2001                   % to prior year
                                  --------------------------       ------------------------    ------------------------
                                  Operating        Operating       Operating      Operating    Operating      Operating
                                   Revenue          Income          Revenue        Income       Revenue        Income
                                  ---------        ---------       ---------      ---------    ---------      ---------
Japan                               277,740            6,517         253,465          2,191        109.6          297.4
North America                       101,454            6,356          96,692          7,233        104.9           87.9
Europe                               58,935           (1,376)         59,776            447         98.6              -
Other                               124,180            2,568         115,277          4,242        107.7           60.5
                                   --------           ------        --------         ------        -----          -----
    Total                           562,309           14,065         525,210         14,113        107.1           99.7
Elimination                        (229,015)             (76)       (221,658)        (3,544)           -              -
                                   --------           ------        --------         ------        -----          -----
Consolidated total                  333,294           13,989         303,552         10,569        109.8          132.4
                                   ========           ======        ========         ======        =====          =====


Notes:

1. The Company's consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

2. The consolidated financial statements include the accounts of the parent company and 148 subsidiaries and the investments in 5 affiliated companies accounted for on an equity basis.

3. Effective this fiscal 2003, the Company adopted the EITF (Emerging Issues Task Force) 01-9 "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)". The adoption results in a reduction in net sales and a corresponding decrease in selling, general and administrative expenses, with no effect on operating income. Previous figures for the corresponding period have been reclassified to conform to this presentation.

4. Effective this fiscal 2003, the Company changed reportable segments into four categories --"HOME ELECTRONICS," "CAR ELECTRONICS," "PATENT LICENSING" and "OTHERS." Previous figures for the corresponding period have been restated accordingly.
     Main products in each segment are as follows:

          HOME ELECTRONICS:
          Audio/Video equipment for home use, Equipment for cable-TV systems, Digital broadcast set-top boxes, Home telephones, and others.

          CAR ELECTRONICS:
          Car audio products, Car navigation systems, and others.

          PATENT LICENSING:
          Royalties on optical disc recording and playback, and others.

          OTHERS:
          Computer peripheral equipment, devices parts, Factory automation systems, AV software, and others.

                                        Pioneer Corporation--Parent Company Only



II. FINANCIAL STATEMENTS OF PIONEER CORPORATION
    FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2002

    (1) SALES BY PRODUCT GROUP

                                                                                        (In millions of yen)
                                               Six months ended September 30
                                       ----------------------------------------------        Year ended
                                             2002                2001                      March 31, 2002
                                       ----------------    -----------------    % to    --------------------
                                                  % to                 % to     prior                % to
                                        Amount    sales     Amount     sales    year       Amount    sales
                                       -------    -----    -------     -----    -----     -------    -----
     Domestic                           20,928      9.4     16,816       8.2    124.5      46,152     10.9
     Export                             52,621     23.7     52,712      25.6     99.8      95,545     22.7
                                       -------    -----    -------     -----    -----     -------    -----
    Audio/Video                         73,549     33.1     69,528      33.8    105.8     141,697     33.6
                                       -------    -----    -------     -----    -----     -------    -----
     Domestic                           52,765     23.7     47,151      22.9    111.9      95,533     22.7
     Export                             61,471     27.7     54,511      26.6    112.8     103,206     24.5
                                       -------    -----    -------     -----    -----     -------    -----
    Car Electronics                    114,236     51.4    101,663      49.5    112.4     198,740     47.2
                                       -------    -----    -------     -----    -----     -------    -----
     Domestic                           12,164      5.5      9,284       4.5    131.0      25,968      6.2
     Export                             22,331     10.0     25,011      12.2     89.3      55,002     13.0
                                       -------    -----    -------     -----    -----     -------    -----
    Others                              34,496     15.5     34,296      16.7    100.6      80,971     19.2
                                       -------    -----    -------     -----    -----     -------    -----
     Domestic                           85,858     38.6     73,253      35.6    117.2     167,654     39.8
     Export                            136,423     61.4    132,235      64.4    103.2     253,754     60.2
                                       -------    -----    -------     -----    -----     -------    -----
    Total                              222,282    100.0    205,488     100.0    108.2     421,409    100.0
                                       =======    =====    =======     =====    =====     =======    =====


    (2) CONDENSED STATEMENTS OF INCOME

                                                                                                     (In millions of yen)
                                                              Six months ended September 30
                                                       ------------------------------------------         Year ended
                                                              2002                    2001              March 31, 2002
                                                       ------------------      ------------------    --------------------
                                                                    % to                    % to                   % to
                                                       Amount       sales       Amount      sales     Amount       sales
                                                       -------      -----      -------      -----     -------      -----
    Net sales - Domestic                                85,858       38.6       73,253       35.6     167,654       39.8
                Export                                 136,423       61.4      132,235       64.4     253,754       60.2
                                                       -------      -----      -------      -----     -------      -----
                                                       222,282      100.0      205,488      100.0     421,409      100.0
     Cost of sales                                     179,906       80.9      161,528       78.6     330,612       78.5
     Selling, general and
      administrative expenses                           40,374       18.2       40,909       19.9      82,911       19.6
                                                       -------      -----      -------      -----     -------      -----
    Operating income                                     2,001        0.9        3,050        1.5       7,884        1.9
     Non-operating income (expenses), net                 (632)      (0.3)        (368)      (0.2)      2,409        0.5
                                                       -------      -----      -------      -----     -------      -----
    Ordinary income                                      1,368        0.6        2,681        1.3      10,294        2.4
     Other expenses, net                                  (316)      (0.1)        (858)      (0.4)     (6,804)      (1.6)
                                                       -------      -----      -------      -----     -------      -----
    Income before income taxes                           1,052        0.5        1,823        0.9       3,489        0.8
     Income taxes                                         (259)      (0.1)         754        0.4         298        0.0
                                                       -------      -----      -------      -----     -------      -----
    Net income                                           1,311        0.6        1,069        0.5       3,190        0.8
                                                       =======      =====      =======      =====     =======      =====

                                        Pioneer Corporation--Parent Company Only



    (3) CONDENSED BALANCE SHEETS


                                                                               (In millions of yen)

                                                                    September 30
                                                                ---------------------      March 31
                                                                  2002          2001         2002
                                                                -------       -------      --------
    ASSETS
    Current assets:
     Cash                                                        24,329         4,342         6,410
     Notes and accounts receivable - trade                       39,714        36,228        48,415
     Marketable securities                                       42,350        33,500        36,350
     Inventories                                                 25,629        31,586        25,745
     Other current assets                                        42,439        51,571        52,074
                                                                -------       -------       -------
      Total current assets                                      174,464       157,230       168,996

    Fixed assets:
     Tangible                                                    31,282        31,433        30,741
     Intangible                                                   9,458         6,598         7,701
     Investments and others                                     179,188       183,222       181,301
                                                                -------       -------       -------
      Total fixed assets                                        219,929       221,253       219,744
                                                                -------       -------       -------
    Total assets                                                394,394       378,483       388,740
                                                                =======       =======       =======
    LIABILITIES AND SHAREHOLDERS' EQUITY
    Current liabilities:
     Accounts payable - trade                                    43,016        28,734        34,647
     Accrued expenses                                            32,389        27,633        29,545
     Other current liabilities                                   14,796         7,485        14,471
                                                                -------       -------       -------
      Total current liabilities                                  90,202        63,853        78,663

    Long-term liabilities                                        28,443        34,627        29,190
                                                                -------       -------       -------
    Total liabilities                                           118,645        98,481       107,854
    Shareholders' equity                                        275,748       280,002       280,886
                                                                -------       -------       -------
    Total liabilities and shareholders' equity                  394,394       378,483       388,740
                                                                =======       =======       =======

     Note: In preparing the financial statements, all amounts less than one million yen were disregarded.